GUS

Ref: PGC/ltop/adr09a03

26 September 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 4 September to 25 September together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

10/27

SCHEDULE OF DOCUMENTS ISSUED
4 SEPTEMBER 2003 TO 25 SEPTEMBER 2003

COMPANIES HOUSE FILINGS			
•	5 September 2003	-	Forms 88(2) re allotment of shares *
•	15 September 2003	-	Forms 88(2) re allotment of shares *
•	19 September 2003	-	Annual Return 2003

* copies of the continuation sheets attached to forms 88(2) re allotment of shares are not included with this letter but are available on request.

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)			
•	12 September 2003		OFT announcement
•	12 September 2003		Director shareholding
•	25 September 2003	-	OFT announcement

PAUL COOPER
26 SEPTEMBER 2003

82 5017

03 OCT 21 AM 7:21

GUS

Ref: chcorres.pgc.roc88(2)s

5 September 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
04	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	31,824	2,887	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 34,711
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 8

Signed Dawn Marks Date 5 September 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Ex-C/DW/8187 Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number | 146575

:ompany name in full | GUS Plc

1 of 1

;hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
)ate or period during which hares were allotted *'f shares were allotted on one date nter that date in the "from" box.)*	28	08	2003			

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
lumber allotted	29,408	3,921	
lominal value of each share	25p	25p	
ımount (if any) paid or due on each ;hare *(including any share premium)*	384p	523p	

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

⁄o that each share is to be 'eated as paid up			

:onsideration for which ıe shares were allotted *This information must be supported by ıe duly stamped contract or by the duly 'tamped particulars on Form 88(3) if the :ontract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 33,329
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 7

igned David Morris Date 5 September 2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA

ESP/Ex-C/CS/8171 Tel 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS Plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	24	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	95,221	8,463	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached list Address: UK Postcode	Class of shares allotted Ordinary	Number allotted 103,684
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 25

Signed David Morris **Date** 5 September

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper GUS Plc Universal House
Devonshire Street
Manchester M60 1XA

ESP/Ex-C/CS/8016 Tel 0161 273 8282

DX number DX exchange

82 5017

03 OCT 21 AM 7:21

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Ref: chcorres.pgc.roc88(2)s

15 September 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number	146575
ompany name in full	GUS plc

hares allotted (including bonus shares):

a[illegible]r period during which
ares were allotted
f shares were allotted on one date
nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	09	2003	05	09	2003

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	2,329	5,359	7,985
ominal value of each share	25p	25p	25p
mount (if any) paid or due on each hare *(including any share premium)*	6.1270p	6.5300p	3.757p

is[illegible]he names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which
e shares were allotted
his information must be supported by
e duly stamped contract or by the duly
amped particulars on Form 88(3) if the
ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 7,688
Name Cazenove Nominees Limited Part ID:142CN/ Desig:ESOS Address 12 Tokenhouse Yard London UK Postcode EC2R7AN	Class of shares allotted Ordinary	Number allotted 7,385
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 15,073 ~~7,688~~

Please enter the number of continuation sheet(s) (if any) attached to this form :

ned David Morris Date 12 — 9 — 03

\ director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SK/3308 Tel: 0161 273 8282

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

4FPO83

ompany Number	146575
ompany name in full	GUS Plc
	1 of 1

hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ate or period during which hares were allotted (shares were allotted on one date ter that date in the "from" box.)	11	09	2003			

lass of shares (rdinary or preference etc)	Ordinary	Ordinary	Ordinary
umber allotted	31,361	3,124	
ominal value of each share	25p	25p	
mount (if any) paid or due on each hare *(including any share premium)*	384p	523p	

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted *(his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ontract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

lames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 34,485
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 9

gned David Morris **Date** 12 – 09 – 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ɪase give the name, address, ɜphone number and, if available,)X number and Exchange of the ʳson Companies House should ɪtact if there is any query.	P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA ESP/Ex-C/JN/8230 Tel 0161 273 8282 DX number DX exchange

RNS Number:6995P
Office of Fair Trading
12 September 2003

03 OCT 21 AM 7:21

12 September 2003

OFT ISSUES SUPPLEMENTARY RULE 14 NOTICE TO HASBRO, ARGOS AND LITTLEWOODS

The OFT has sent a Supplementary Rule 14 Notice to Hasbro, Argos and Littlewoods detailing further evidence it proposes to rely on in support of its finding of a breach of competition law.

The OFT found in February 2003 that Hasbro, Argos and Littlewoods had infringed the Competition Act 1998 by fixing the price of toys (see PN 18/03 for further information). Argos and Littlewoods have appealed the decision. At a hearing on 30 July 2003 the Competition Appeal Tribunal (CAT) ruled that the OFT should submit three witness statements, which the OFT intends to rely on as evidence in support of its decision, to the parties for them to make representations on in accordance with the Rule 14 procedure.

The CAT did not set aside the OFT's decision that the parties had infringed the Competition Act. The Tribunal took the view that the statements should not be excluded from the appeal, taking into account the public interest in the appeal proceeding on the basis that the Tribunal can see the full picture.

The OFT will issue any amended decision by 14 November 2003.

82 500

Ref: PGC/18rns03

12 September 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	164548
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 22 August 2003, GUS plc released an announcement to advise that the number of Ordinary shares held by Oliver Stocken (a non-executive director of the Company) had increased from 26,231 Ordinary shares to 26,346 Ordinary shares as a result of his participation in the Company's Dividend Reinvestment Plan ("DRIP"). The purchase of 115 shares was made on 8 August 2003 at a price of £7.1628 per share.

The Company can now advise that, in connection with the DRIP, an additional 389 Ordinary shares were in fact purchased on the same day and at the same price and accordingly Mr Stocken has a beneficial holding of 26,735 Ordinary shares. Notification of this additional purchase was made to the Company on 9 September 2003.

EXHIBIT NO.: 82 5017

RNS Number:1833Q
Dept Trade & Industry
25 September 2003

PRESS RELEASE

PATRICIA HEWITT REFERS THE COMPLETED ACQUISITION BY MARCH UK LTD, AN ASSOCIATE OF LITTLEWOODS LTD, OF THE HOME SHOPPING AND HOME DELIVERY BUSINESS OF GUS PLC TO THE COMPETITION COMMISSION

The completed acquisition by March UK of the home shopping and home delivery business of GUS was referred to the Competition Commission (CC) today by the Secretary of State for Trade and Industry, Patricia Hewitt.

Her decision was made in accordance with advice from the Office of Fair Trading (OFT).

Mrs Hewitt said:

"The OFT has advised me that there is a significant prospect of a substantial lessening of competition in mail order and the related activity of business to consumer parcel delivery. Within the mail order sector, Littlewoods' post-merger share of supply is more than three times that of its next largest competitor, whilst the acquisition would also appear to result in Littlewoods accounting for more than half of budget business to consumer home delivery services. There are likely to be some competitive constraints on the merged company, for example from the High Street, but it is not clear that they will be sufficient to render a price increase unprofitable.

"I have considered the OFT's advice and accept its conclusions. I am therefore referring the merger to the Competition Commission so that it can be fully investigated."

The decision to make a reference does not in any way prejudge the question of whether or not the merger would be against the public interest. It is for the CC to report on this after investigation.

The CC will report by 23 December 2003.

Notes for Editors

1. The Fair Trading Act 1973 empowers the Secretary of State to refer to the Competition Commission actual or proposed mergers which create or increase a market share of 25% of the supply of particular goods or services in the UK or a substantial part of the UK, or involve the transfer of assets exceeding £70 million.

03 OCT 21 AM 7:21

GUS

Ref: PGC/gusplcar2003

19 September 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

GUS plc
2003 Annual Return

Further to my letter of 5 September (copy attached for ease of reference) I now enclose the following in respect of the above company:-

- the Annual Return for 2003;
- a CD containing a full list of members as at 31 August 2003;
- a list of subsidiary companies;
- a cheque for £15.00 made payable to Companies House

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

Companies House

— for the record —

Company Name

GUS PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Public Limited Company

Company Number

146575

Information extracted from Companies House records on

3rd August 2003

Section 1: Company details

Ref: 146575/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Universal House** **Devonshire Street** **Manchester** **M60 1XA**	Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Lloyds T S B Registrars** **The Causeway** **Worthing** **West Sussex BN99 6DA**	Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Lloyds T S B Registrars** **The Causeway** **Worthing** **West Sussex BN99 6DA**	Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code: **7415** Description: **Holding companies incl head offices**	SIC CODE _ _ _ _ Description ____ _ _ _ _ ____ _ _ _ _ ____ _ _ _ _ ____

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 146575

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** David MORRIS **Address** 4 Greenmount Drive Greenmount Bury Lancashire BL8 4HA	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date David MORRIS ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Victor BLANK SIR **Address** 3 Green Close Wildwood Road London NW11 6UX **Date of birth** 09/11/1942 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Victor BLANK SIR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** John Wilfred PEACE **Address** Caunton Manor Manor Road Caunton Newark Nottinghamshire NG23 6AD **Date of birth** 02/03/1949 **Nationality** British **Occupation** Chief Executive	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date John Wilfred PEACE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Sir Alan Walter RUDGE CBE FRS FENG FIEE **Address** Tanners Barn Coach Road Brockham Betchworth Surrey RH3 7JW **Date of birth** 17/10/1937 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Sir Alan Walter RUDGE CBE FRS FENG FIEE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Alan James SMART **Address** 7 Badgemore Avenue Nova Constantia Cape Town 7806 South Africa **Date of birth** 04/09/1944 **Nationality** South African **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Alan James SMART ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Craig Thomas SMITH **Address** 902 South Adams Street Havre De Grace Maryland 21078 ~~Usa~~ **Date of birth** 17/05/1951 **Nationality** American **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ USA UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Craig Thomas SMITH ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Oliver Henry James STOCKEN	Name ________
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 25C Marryat Road London SW19 5BB	Address ________
	Date of birth 22/12/1941	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Company Director	Nationality ________
		Occupation ________
		Date of change _ _ / _ _ / _ _ _ _
		Date Oliver Henry James STOCKEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** David Alan TYLER	Name ________
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 6 Ernle Road Wimbledon London SW20 0HJ	Address ________
	Date of birth 23/01/1953	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Management Accountant	Nationality ________
		Occupation ________
		Date of change _ _ / _ _ / _ _ _ _
		Date David Alan TYLER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY

Number of shares issued: 1,011,519,503

Aggregate Nominal Value of issued shares: £252,879,875.75

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 1,011,519,503

Aggregate Nominal Value of issued shares: £252,879,875.75

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [ ] A list of changes is enclosed
- [x] A full list of members is enclosed

The last full list of members was received on: 30/09/2002

> REMEMBER:
> ***Changes*** *to shareholder particulars or details of shares transferred to be* ***completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature David Morris
(~~Director~~ / Secretary)

Date 05 / 09 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***30/9/2003***

If you are making this return up to an earlier date, please give the date here

31 / 08 / 2003

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☑ If you wish to change your next return to a date earlier than **30th September 2004** please give the new date here:

31 / 08 / 2004

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name PAUL COOPER

Telephone number *inc code* 0161 _ 2774064

Address GUS Plc; UNIVERSAL HOUSE; DEVONSHIRE STREET; MANCHESTER

DX number *if applicable* ______

DX exchange

Postcode M60 _ 1XA

GUS plc
(Registered number: 146575)

FULL LIST OF SUBSIDIARY COMPANIES

(WITH REGISTERED NUMBERS OR EQUIVALENT)

AT 31 MARCH 2003

FOR 2003 ANNUAL RETURN

Incorporated in Great Britain Registered in England/Wales		Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Abound Ltd (was Family Hampers Ltd) (404996)	SoldU	Ordinary shares	100	
Accolade Ltd (22528967)		Ordinary shares	100	
Andy Hampers Ltd (since renamed ARG Services Ltd) (2259503)		Ordinary shares	100	
Automobile Loan Finance (No. 1) Limited (3707188)		Ordinary shares		Quasi
Automobile Receivables Transaction (No. 1) plc (3734973)		Ordinary shares		Quasi
Bargain Crazy Ltd (232346)	SoldU	Ordinary shares	100	
British Mail Order Corporation Ltd (530658)		Ordinary shares	100	
Burberry Group plc (3458224)		Ordinary shares		77.5
(subsidiary of GUS Holdings Ltd)		Preference shares		100
Burberry (No. 1) Unlimited (4452028)				77.5
Burberry (No. 2) Unlimited (4519710)				77.5
Burberry (No. 3) Unlimited (4638372)				77.5
Burberry Holdings Ltd (4251948)		Ordinary shares		77.5
Burberry International Holdings Ltd (4251867)		Ordinary shares		77.5
Burberry Italy Retail Ltd (4362786)		Ordinary shares		77.5
Burberry Ltd (162636)		Ordinary shares		77.5
Burberry London Ltd (4251951)		Ordinary shares		77.5
Burberry Luxembourg Holdings Limited (4458720)				77.5
Burberry New York Ltd (4332223)		Ordinary shares		77.5
Burberry (UK) Ltd (4288292)		Ordinary shares		77.5
Burberry Wholesale Ltd (4332228)		Ordinary shares		77.5
Burberry UK (No. 1) Ltd (4609249)				77.5
Burberry UK (No. 2) Ltd (4519710)				77.5
Burberry UK (No. 3) Ltd (4608692)				77.5
Burberrys Ltd (was Burberry Services Ltd) (230931)		Ordinary shares		77.5
The Scotch House Ltd (103819)		Ordinary shares		77.5
Thomas Burberry Holdings Limited (was GUS NA Holdings Ltd) (3509143)		Ordinary shares		77.5
Thomas Burberry Limited (was Burberry 2001 Ltd) (4332226)		Ordinary shares		77.5
Woodrow-Universal Ltd (296252)		Ordinary shares		77.5
Catalogue Bargain Shop Ltd (151230)	SoldU	Ordinary shares	100	
The Challenge Cycle and Motor Company Ltd (111336)		Ordinary shares	100	

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Incorporated in Great Britain Registered in England/Wales		Class of shares	Issued Capital held by GUS %	 Subsidiaries %
Chatsworth Investments Ltd (3312226)		Ordinary shares	100	
GUS Property Investments Ltd (was Hector Powe Ltd (2522615)		Ordinary shares		100
Christmas Hampers Ltd (2359431)		Ordinary shares	100	
Cliffrange plc (1967242)		Ordinary shares		100
Crackertime Hampers Ltd (347550)		Ordinary shares	100	
Cussins Properties Ltd (650113)		Ordinary shares	100	
Stanhope 2002 Ltd (was Burberrys Ltd) (662977)		Ordinary shares		100
The Times Furnishing Co (Properties) Ltd (1120828)		Ordinary shares		
Experian Holdings Ltd (3478895) (subsidiary of GUS Holdings Ltd)		Ordinary shares		100
CCN UK Ltd (4309372)		Ordinary shares of $1		100
Choicepoint (UK) Ltd (3364666)		Ordinary shares		100
Construction & Forecasting Research Limited (2699102)				100
Consumer Futures Ltd (4027561)				100
EHI UK Ltd (4309400)		Ordinary shares of $1		100
EIS UK Ltd (4309390)		Ordinary shares of $1		100
Experian 2001 Limited (4309355)		Ordinary shares		100
Experian Business Strategies Holdings Limited (4009236)				100
Experian Business Strategies Limited (2225244)				100
Experian Goad Ltd (1236235)		Ordinary shares		100
Experian Goad (Holdings) Ltd (1225576)		Ordinary shares		100
Experian Group Ltd (3720393)		Ordinary shares		100
Experian Intact Ltd (4134332)		A Ordinary shares		50.1
Experian International Ltd (3365159)		Ordinary shares		100
Experian Ltd (653331)		Ordinary shares		100
Experian NA Ltd (3458435)		Ordinary shares		100
Experian NA Holdings Ltd (3458639)		Ordinary shares		100
Experian US Holdings Ltd (3230379)		Ordinary shares		100
Experian US Ltd (3230394)		Ordinary shares		100
FN Services Ltd (2008622)		Ordinary shares		51
MCL Software Ltd (1553073)				100
Scorex (UK) Ltd (2686129)		Ordinary shares		~~100~~ 51
Staniland Hall Associates Ltd (1089594)				100
Vehicle Mileage Check Ltd (2017153)		Ordinary shares		100
Family Album Ltd (since renamed G.U.S. Travel Ltd) (2259522)		Ordinary shares	100	
Finchfields Ltd (1935707)		Ordinary shares	100	
General Credit Co. (Manchester) Ltd (581147)	SoldU	Ordinary shares	100	
GUS 1998 Unlimited (3503354)		Ordinary shares		100
		Preference shares	100	
GUS 2000 Unlimited (3912497)		Ordinary shares		100
		Preference shares	100	
GUS 2000 UK Unlimited (3937425)		Ordinary shares		100

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Incorporated in Great Britain Registered in England/Wales		Class of shares	Issued Capital held by GUS %	Subsidiaries %
GUS 2000 Finance Ltd (4090149)		Ordinary shares	100	
GUS 2001 Ltd (4136076)		Ordinary shares		100
GUS 2002 Unlimited (4418071)		Ordinary shares		100
G.U.S. Catalogue Order Ltd (1998642)	SoldU	Ordinary shares	100	
G.U.S. Printers Limited (2353260) (transferred to GUS Holdings Ltd after 31 March 2003)		Ordinary shares		100
GUS Stationery Company Ltd (218145) (transferred to GUS Holdings Ltd after 31 March 2003)		Ordinary shares		100
GUS Catalogues Ltd (3479386) (subsidiary of GUS Holdings Ltd)		Ordinary shares		100
Argos Holdings plc (2454812)		Ordinary shares		100
GUS Finance Holdings Ltd (3458299) (subsidiary of GUS Holdings Ltd)		Ordinary shares		100
All Counties Insurance Company Ltd (833078)		Ordinary shares		100
ARG Insurance Services Ltd (was GUS Insurance services Ltd) (4109436)		Ordinary shares		100
GUS Export Corporation Ltd (387409)		Ordinary shares		100
Longlane Securities Ltd (1146103)		Ordinary shares		100
		6% Non Cum Pref shares		100
Whiteaway Laidlaw Bank Ltd (388466)		Ordinary shares		100
W L Insurance Services Ltd (1660916)		Ordinary shares		100
W L Investments Ltd (1162674)		Ordinary shares		100
W L Leasing Ltd (151990)		Ordinary shares		100
W L Nominees Ltd (1046549)		Ordinary shares		100
Whiteaway Laidlaw Corporate Funding Ltd (833472)		Ordinary shares		100
Whiteaway Laidlaw (Overseas) Ltd (2462108)		Ordinary shares		100
G.U.S. Furniture Industries Ltd (1571985)		Ordinary shares	100	
GUS Holdings Ltd (3496850)		Ordinary shares	100	
ARG Card Services Ltd (4007072)		Ordinary shares		100
ARG Personal Loans Ltd (4271874)		Ordinary shares		100
ARG Personal Finance Ltd (was Reality Outsourcing Solutions Ltd) (2256123)		Ordinary shares		100
GUS Finance Luxembourg Limited				100
GUS US Ltd (was Burberry US Ltd) (3508869)		Ordinary shares		100
GUS US Holdings Ltd (was Burberry US Holdings Ltd) (3508947)		Ordinary shares		100
GUS Home Shopping Group Ltd (3458221) (subsidiary of Argos Holdings plc)		Ordinary shares		100
Argos Ltd (1081551) (subsidiary of GUS Home Shopping Group Ltd)		Ordinary shares Deferred shares		100 100
Argos Best Sellers Ltd (2001500)		Ordinary shares		100
Argos Business Solutions Ltd (3234511)		Ordinary shares		100
Argos Card Transactions Ltd (4229056)		Ordinary shares		100
ARG Home Shopping Limited (2004824)		Ordinary shares		100

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Incorporated in Great Britain Registered in England/Wales		Class of shares	Issued Capital held by GUS %	Subsidiaries %
Argos Pension Scheme Nominees Ltd (1190658)		Ordinary shares		100
ARG Personal Loans Ltd (4271874)		Ordinary shares		100
Argos Superstores Ltd (1997674)		Ordinary shares		100
Brand-Leader's Ltd (883052)		Ordinary shares		100
First Stop Stores Ltd (3061483)		Ordinary shares		100
G.U.S. Merchandise Corporation Ltd (872776)		Ordinary shares		100
Premier Incentives Ltd (2183597)		Ordinary shares		100
Jungle.com Ltd (301793)		Ordinary shares		100
Jungle Business.com Ltd (3871498)		Ordinary shares		100
Jungle.com Holdings Ltd (3929744)		Ordinary shares		100
Jungle Corporate Ltd (3966365)		Ordinary shares		100
Jungle On Line (3782113)		Ordinary shares		100
Jungle Technology Ltd (3824346)		Ordinary shares		100
Software Warehouse Holdings Ltd (3776853)		Ordinary shares		100
Software Warehouse Ltd (3929701)		Ordinary shares		100
ARG Equation Limited (was GUS Home Shopping Ltd) (39708)	SoldU	Ordinary shares		100
ARG Card Handling Limited (4545166)	SoldU	Ordinary shares		
Choice Mail Order Ltd (235396)	SoldU	Ordinary shares		100
Reality Group Ltd (739600)) (subsidiary of GUS Home Shopping Group Ltd)	SoldU	Ordinary shares		100
Edward O'Brien Ltd (136509)		Ordinary shares		100
G.U.S. Travel Limited (since renamed Family Album Ltd (2372262)	SoldU	Ordinary shares		100
Innovations Group Ltd (78524)	SoldU	Ordinary shares		100
Innovations (Mail Order) Ltd (1573900)	SoldU	Ordinary shares		100
Marshall Ward Ltd (37273)	SoldU	Ordinary shares		100
Reality Holdings Ltd (since renamed GUS (UK) Holdings Ltd) (3978091		Ordinary shares		100
Shoppers Universe Ltd (170316)	SoldU	Ordinary shares		100
Sleepyrest Ltd (1564371)		Ordinary shares		100
White Arrow Express Ltd (458114)	SoldU	Ordinary shares		100
White Arrow Leasing Ltd (953622)	SoldU	Ordinary shares		100
White Arrow Supplies & Services Ltd (2079384)	SoldU	Ordinary shares		100
Homebase Group Ltd (4071533) (subsidiary of Argos Ltd)		Ordinary shares		100
Beddington House (No. 4) Ltd (4117286)		Ordinary shares		100
Beddington House Holdings Ltd (3892468)		Ordinary shares		100
Fifthgrange Ltd (4071712)		Ordinary shares		100
Focal Point (Lighting) Ltd (1025770)		Ordinary shares		100
Hampden Group Ltd (NI 11639)		Ordinary shares		100
Home Charm Group Ltd (589383)		Ordinary shares		100
Home Charm Group Trustees Ltd (1915772)		Ordinary shares		100

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Homebase Ltd (533033)	Ordinary shares		100
Homebase Card Handling Services Ltd (4042509)	Ordinary shares		100
Homebase Direct Ltd (3953373)	Ordinary shares		100
Homebase Group (2000) Ltd (1460756)	Ordinary shares		100
Homebase Holdings Ltd (3000032)	Ordinary shares		100
	Preference shares		100
Homebase (NI) Ltd (NI 34159)	Ordinary shares		100
Iconford Ltd (4071571)	Ordinary shares		100
MI Home Ltd (4463540)			100
Modern Interiors Ltd (4463535)			100
Motorbase Ltd (2461339)	Ordinary shares		100
Quickinstant Ltd (2309308)	Ordinary shares		100
Sandfords Ltd 9456457)	Founder shares		100
	Ordinary shares		100
Texas Homecare (Northern Ireland) Ltd (NI 11645)	Ordinary shares		100
Texas Homecare Ltd (354748)	Ordinary shares		100
Texas Homecare Installations Ltd (1914339)	Ordinary shares		100
Texas Installations Ltd (3039648)	Ordinary shares		100
Texas (NI) Ltd (NI 137564)	Ordinary shares		100
Texas Services Ltd (1049148)	Ordinary shares		100
Trend Decor Ltd (788480)	Ordinary shares		100
GUS Home Shopping Ltd (was ARG Equation Ltd) (964315)	Ordinary shares	100	
GUS International (3439686)	Ordinary shares		100
	Preference shares	100	
GUS NA Ltd (was Thomas Burberry Products Ltd) (1088961)	Ordinary shares	100	
GUS Netherlands Unlimited (4186374)	Ordinary shares		100
GUS Overseas (1999) Unlimited (3715015)	Ordinary shares		100
	Preference shares	100	
GUS Overseas Retailing Ltd (348292)	Ordinary shares		100
GUS Overseas Unlimited (3436011)	Ordinary shares		100
	Preference shares	100	
GUS Property Management Ltd (2277398)	Ordinary shares	100	
GUS Ventures Unlimited (3510185)	Ordinary shares		100
Hugh Wyllie Ltd (268617)	Ordinary shares		100
Ambassador Leasing Ltd (1677464)	Ordinary shares		100
Faronman Limited (2018183)	Ordinary shares		100
Fetchfield Leasing Ltd (2140590)	Ordinary shares		100
General Guarantee Finance Ltd (1789944)	Ordinary shares		100
General Guarantee Corporation Ltd (501314)	Ordinary shares		100
GGC Leasing Ltd (961045)	Ordinary shares		100
GGC Leasing (January) Ltd (2316032)	Ordinary shares		100
GGC Leasing (February) Ltd (2050303)	Ordinary shares		100
GGC Leasing (March) Ltd (1980927)	Ordinary shares		100

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Incorporated in Great Britain Registered in England/Wales		Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
GGC Leasing (April) Ltd (2316111)		Ordinary shares		100
GGC Leasing (May) Ltd (2092077)		Ordinary shares		100
GGC Leasing (June) Ltd (1519894)		Ordinary shares		100
GGC Leasing (July) Ltd (2267147)		Ordinary shares		100
GGC Leasing (August) Ltd (2034595)		Ordinary shares		100
GGC Leasing (September) Ltd (1749586)		Ordinary shares		100
GGC Leasing (October) Ltd (2288821)		Ordinary shares		100
GGC Leasing (November) Ltd (2066440)		Ordinary shares		100
GGC Leasing (December) Ltd (1868746)		Ordinary shares		100
ICD Marketing Services Group Ltd (3017048)		Ordinary shares	100	
Consumer Research Bureau Ltd (2771870)		Ordinary shares		100
International Communications & Data Ltd (1714446)		Ordinary shares		100
ICD Ltd (1600571)		Ordinary shares		100
ICD Marketing Services Ltd (2652778)		Ordinary shares		100
John Temple Ltd (1487184)		Ordinary shares	100	
Kay & Co Ltd (44307)	SoldU	Ordinary shares		100
Bevere Collection Ltd (2195716)	SoldU	Ordinary shares		100
Mail Order Publications Ltd (2216213)	SoldU	Ordinary shares		100
The Royal Welsh Warehouse Ltd (533411)	SoldU	Ordinary shares		100
Kays of Leeds (Mail Order) Ltd (154498)	*	Ordinary shares	100	
Kays Personal Selection Ltd (168876)	SoldU	Ordinary shares	100	
McCord Ltd (2875087)	SoldU	Ordinary shares	100	
M I Leasing Ltd (1519955)		Ordinary shares	100	
Midland Hosiery Mills PLC (326062)	*	Ordinary shares	100	
Morse's Limited (872784)	SoldU	Ordinary shares	100	
		Redeemable cumulative participating preference shares	100	
Murphy Electronics Ltd (1089707)		Ordinary shares	100	
MyPoints (Europe) Ltd (3920452)				80
New Universal Stores Ltd (53447)	*	Ordinary shares	100	
Proprietary Finance Ltd (593938)	*	Ordinary shares	100	
		Red Part Pref shares	100	
Reality Logistical Solutions Ltd (347255)		Ordinary shares	100	
~~J J Silber Ltd (511931)~~	~~*~~	~~Ordinary shares~~	~~100~~	
Stanhope Finance Ltd (4288193)		A Ordinary shares		100
		B Ordinary shares		100
		Financing securities		100
The Great Universal Stores Ltd (2259511)		Ordinary shares	100	
The Royal Exchange Company (Leeds) Ltd (2518523)		Ordinary shares	100	
Torbell Investments Ltd (968299)		Ordinary shares	100	
Willerby & Co Ltd (132918)	*	Ordinary shares	100	
The Witney Mattress, Divan & Quilt Co Ltd (226775)		Ordinary shares	100	
W.L. Explorations Ltd (1506873)		Ordinary shares	100	
Y. C. E. Ltd (since renamed Saxon Gate Collections Ltd) (1279774)		Ordinary shares	100	

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Incorporated in Great Britain Registered in Scotland	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
The BizBox.com Limited (SC 202508)			100
Reality Business Holdings Ltd (since renamed GUS Business Holdings Ltd) (SC 201170)			
Reality Solutions (UK) Holdings (since renamed GUS UK) Holdings 2003) (SC 182041)	Ordinary shares		100
Reality Ventures Ltd (since renamed GUS Catalogue Order Ltd) (SC 202754)	Ordinary shares		100
Reality Solutions UK Ltd (since renamed GUS Ventures (2003) Limited) (SC 202507)	Ordinary shares		100

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Countries of Incorporation/Registration other than Great Britain

		Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Channel Islands				
Burberry Jersey (No. 1) Ltd (FC 023937)				77.5
Burberry Jersey (No. 2) Ltd (FC 023938)				77.5
Global (Guernsey) Ltd (4624)		Ordinary shares		100
GUS Guernsey Ltd (34560)		Ordinary shares		100
Republic of Ireland				
Argos Distributors (Ireland) Ltd (43174)		Ordinary shares		100
Burberry Irish General Partnership				77.5
Experian Ireland Ltd (273857)		Ordinary shares		100
GUS Ireland Limited (106058)	SoldC	Ordinary shares		100
Associated Tailors (Ireland) Ltd	*	Ordinary shares		100
Family Album Ireland Ltd (63687)	SoldC	Ordinary shares		100
Celtic Hampers Ltd (126796)	SoldC	Ordinary shares		100
Consult International Ltd (202277)	SoldC	Ordinary shares		100
Harvest Hampers Ltd (172591)	SoldC	Ordinary shares		100
Shopdirect Group Ltd (202570)	SoldC	Ordinary shares		100
Pim Brothers PLC	*	Ordinary shares		100
		Preference shares		100
GUS Finance Ireland (275494)		Ordinary shares		100
Homebase House and Garden Centre Ltd (127841)		Ordinary shares		100
Irish Trade Protection Association Ltd (273857)		Ordinary shares		100
Kay's Mail Order (Ireland) Ltd (66040)	SoldU	Ordinary shares		100
Montague Burton Tailoring Co Ltd	*	Ordinary shares	100	
The Progressive Check Trading Co Ltd (32200)	*	Ordinary shares	100	
Argentina				
Experian Strategic Solutions SA (CUIT 30-68725785-1)		Ordinary shares		100
Fidelitas SA (5.314 121 A SA)		Ordinary shares		100
Australia				
Burberry Pacific Pty Ltd (098 381161)		Ordinary shares of A$1		100
Experian Asia Pacific Pty Ltd (6980696)		Ordinary shares of A$1		100
Experian Scorex Pty Ltd				100
Austria				
Experian Osterreich GmbH (FN 205260 d)				100
Belgium				
Burberry (Belgium) SA		Shares of BF 1,000		100
Brazil				
Experian Brazil Limitada (03673698/0001-02)				100

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Countries of Incorporation		Class of shares	Issued Capital held by GUS %	Subsidiaries %
Canada				
G.U.S. Canada Inc.		Common shares		100
Furniture World Ltd		Common shares		100
Mailing-List Research of Canada Ltd				100
Experian Scorex Inc (301450-9)				100
Experian-Scorex LLC (52-222508)				100
Denmark				
Experian Holdings Danmark APS (10125820)				100
Nordic InfoGroup A/S (21624942)				100
NIG A/S (63670928)				100
Estonia				
Ou Halens Esti	SoldC	Shares of EeKr100		100
France				
Burberry France SA (B572233864)		Ordinary shares of €15		100
Experian France SA (313296667)				100
Experian Holdings France EURL (42118827700022)				100
Experian SA (320217144)				100
Experian Marketing Solutions SA (672018462)				100
Technique et Assistance SA (316607506)				100
Experian Holdings France SA (417780822)				100
FOG Sarl				100
DMC Informatique SA (322576224)				100
Germany				
Burberry (Deutschland) GmbH (HRB 68461)		Ordinary shares of €		100
Conet Corporate Communications Network GmbH (HRB60548)				100
Experian Deutschland GmbH (HRB 68461)				100
Experian (Deutschland) Holdings GmbH (HRB 56929)				100
Experian Creditreform GmbH				50
Experian Cards Direkt EDV – Systemhaus GmbH (HRB 4229)				100
Experian Cards Direkt ServiceCenter (HRB 4230)				100
Hong Kong				
ARG (Hong Kong) Limited (759095)				100
Argos Retail Group (Hong Kong) Limited (759047)				100
Burberry Asia Holdings Ltd (772266)		Ordinary shares		77.5
Burberry Asia Ltd (771791)		Ordinary shares of HK $10		77.5
GUS (Hong Kong) Ltd (51830)		Ordinary shares of HK$ 10		100
Aldercrest Ltd (237820)		Ordinary shares of HK$ 1		100
GUS Export Ltd (159300)		Ordinary shares of HK$ 1		100

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Countries of Incorporation		Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Hong Kong (continued)				
GUS Trading Ltd (148879)		Ordinary shares of HK$ 1		100
Swan International Buying Ltd (182616)		Ordinary shares of HK$ 1		100
Italy				
Burberry Italy SRL (12474430159)		Ordinary shares of €0.51		77.5
Experian Italia Holdings SRL (5151891)				100
Experian Italia SRL (901266)				100
Experian Scorex Italia SPA (05228105001)				100
Experian CRM SRL (793/9090)				100
Experian Research SRL (8398/9091)				100
Experian Information Solutions SPA (6016221001)				100
Japan				
Burberry Japan KK				77.5
Korea				
Burberry Korea Ltd (247212)		Ordinary shares		77.5
Luxembourg				
Experian Luxembourg Sarl (75.756)		Shares of €100		100
Experian Luxembourg Investments Sarl (75.760)		Shares of €100		100
GUS Luxembourg Sarl (75.760)		Shares of €100		100
GUS Luxembourg Investments Sarl (was Burberry Luxembourg Sarl) (75.782)		Shares of €100		77.5
Burberry Luxembourg (No. 1) Sarl (B88.583)				77.5
Burberry Luxembourg (No. 2) Sarl (B88.584)				77.5
Burberry Luxembourg (No. 3) Sarl (B88.655)				77.5
Burberry Luxembourg Investments Sarl (75.783)		Shares of €100		77.5
Hampstead International Realty Luxembourg SA (40838)				77.5
Monaco				
Scorex SAM (B 87 S 02 302)				100
Netherlands				
Argos BV (1051940)		Ordinary shares		100
Breathe Netherlands BV (34139845)	*	Ordinary shares		100
Experian Nederland BV (103666)		Ordinary shares		100
Experian Scorex BV (27164650)				100
GUS Holland Holding BV (5019461)		Ordinary shares		100
GUS (Nederland) BV (27109571)		Ordinary shares		100
Transconto BV (05025457)		Ordinary shares		100
Transfair BV (05025428)		Ordinary shares		100
Wehkamp BV (5025359)		Ordinary shares		100
Wehkamp Belgie BV (05048584)		Ordinary shares		100

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Countries of Incorporation		Class of shares	Issued Capital held by GUS %	Subsidiaries %
Netherlands (continued)				
Wehkamp Duitsland BV (05050735)		Ordinary shares		100
GUS Europe Holdings BV (5035311)		Ordinary shares		100
GUS Finance BV (32085276)				100
GUS Financial Services BV (52001246)				100
GUS Holdings BV (32085272)				100
GUS International BV (32085240)				100
GUS International Holdings BV (BV 622640)		Ordinary shares		100
GUS Ireland Holdings BV (BV 622642)		Ordinary shares		100
GUS Overseas Finance BV (32085274)				100
GUS Overseas Holdings BV (30147854)		Participating shares		100
GUS Overseas Investments BV (30147910)		Ordinary shares		100
GUS Treasury Services BV (1054287)				100
GUS South Africa BV (05/33595/07)				100
GUS US Holdings BV (32079523)		Ordinary shares		100
Plotterveg CV (32085462)				100
Plotterveg Holdings BV (32090137)				100
Plotterveg International BV (3209136)				100
Netherlands Antilles				
CCN Finance NV	*	Common share of $1		100
		5% Pref shares		100
GUS Finance NV	*	Shares of £1	100	
GUS International NV	*	Shares of $1,000		100
Norway				
CreditInform A/S (881917122)				100
Halens Kalaloguarhus AS (930214280)	SoldC	Shares of NK100		100
Singapore				
Burberry (Singapore) Distribution Co Pte Ltd (200 106025Z)		Ordinary shares of S$1		77.5
South Africa				
Experian Bureau (Pty) Ltd (9603915-07)				94
Experian Scorex Pty Ltd (92/05248/07)				100
Lewis Stores (Pty) Ltd (1946/023387/07)		Ordinary shares of 50c		100
Brown Bros. & Taylor (Pty) Ltd (1936/077961/07)		Ordinary shares of R2		100
Excelsior Meubels (Edms) Beperk (1952/002092/07)		Ordinary shares of R2		100
Burberry's of London (SA) (Pty) Ltd (1945/019034/07)		Ordinary shares of R2		100
M. Lewis Estates (Parow) (Pty) Ltd 91946/023957/07)		Ordinary shares of R2		100
M. Lewis Estates (Woodstock) (Pty) Ltd (1946/023485/07)		Ordinary shares of R2		100
M. Lewis Estates (Port Elizabeth) (Pty) Ltd (1944/017798/07)		Ordinary shares of R2		100

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Countries of Incorporation	Class of shares	Issued Capital held by	Countries of Incorporation
South Africa (continued)			
M. Lewis Estates (Randfontein) (Pty) Ltd (1937/009930/07)	A shares of R2 Ordinary shares of R2		100 100
M. Lewis Estates (Kenilworth) (Pty) Ltd (1946/022321/07)	Ordinary shares of R2		100
Pricefighters (Pty) Ltd (1954/003329/07)	Ordinary shares of R2		100
Bevisa Holdings (Pty) Ltd (1954/000686/07)	Ordinary shares of R2		100
Andberg (Pty) Ltd (1969/008871/07)	Ordinary shares of R1		100
New Western Furnishers (Pty) Ltd (1962/002156/07)	Ordinary shares of R1		100
M. Lewis Estates (Queenstown) (Pty) Ltd (1948/032329/07)	Ordinary shares of R2		100
Hector Powe of London (South Africa) (Pty) Ltd (1952/003168/06)	Ordinary shares of R2		100
Monarch Insurance Co. Ltd (1994/093920/06)	Shares of 1c		100
Montrose Insurance Brokers (Pty) Limited (1994/004621/07)	Shares of R1		100
Lewis Stores Finance Company Pty Ltd (1990/005185/07)	Ordinary shares		100
Barons Furnishers (Botswana) (Pty) Ltd (incorporated in Botswana) (Co 648)	Ordinary shares		100
Lewis Stores Management Services (Pty) Ltd (incorporated in Botswana) (2001/1426)	Ordinary shares		100
Dan Hands Pty Ltd (1950/038562/07)	Ordinary shares of 10c		100
Dan Hands (Swaziland) (Pty) Ltd (incorporated in Swaziland) (19/1972)	Ordinary shares of E1		100
Barons Furnishers (Pty) Ltd (1962/002138/07)	Ordinary shares of R1		100
Lewis Stores (Namibia) (Pty) Ltd (incorporated in Namibia) (70/3648)	Ordinary shares of N$1		100
Lewis Management Services (Pty) Ltd (incorporated in Namibia) (2000/427)	Ordinary shares		100
Lewis Stores (Transkei) (Pty) Ltd (1978/0601/179/07)	Ordinary shares of R1		100
Lewis Stores (Lesotho) (Pty) Ltd (79/54) (incorporated in Lesotho)	Ordinary shares of M1		100
Lewis Stores (Bophuthatswana) (Pty) Ltd (82/0059)	Ordinary shares of R1		100
Lewis Stores (Venda) (Pty) Ltd (1987/080063/07)	Ordinary shares of R1		100
Lewis Stores (Butterworth) (Pty) Ltd (1988/060275/07)	Ordinary shares of R1		100
Lewis Stores (Mount Frere) (Pty) Ltd (1990/060084/07)	Ordinary shares of R1		100
Lewis Stores (Umzimkulu) (Pty) Ltd (1990/060085/07)	Ordinary shares of R1		100
Lewis Stores Dbn Investments (Pty) Ltd	Ordinary shares of R2		100

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Countries of Incorporation		Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
Spain				
Experian Scorex SRL (ESB 80985278)		Ordinary shares		100
Experian Bureau de Credito (A82120601)		Ordinary shares		75
Experian Holdings Espana SA (B-82339524)		Ordinary shares		100
Burberry Spain (Holdings) SL (B-62371208)				77.5
Burberry (Spain) SA (A-08184905)		Ordinary shares of € 6.01		77.5
Burberry (Spain) Retail SL (B-62718242)		Ordinary shares of €1		77.5
Merceder y Casadevall SA (A-08159741)		Ordinary shares of € 6.01		77.5
Sweden				
Halens Holding AB (556540-2152)	SoldC	Shares of Sw Kr 100		100
Halens AB (556076-1198)	SoldC	Shares of Sw Kr 100		100
Halens Finans AB (556158-1041)	SoldC	Shares of Sw Kr 100		100
Halens Kosmetik AB (556349-2567)	SoldC	Shares of Sw Kr 100		100
Halens Konto AB (556349-3567)	SoldC	Shares of Sw Kr 100		100
Halens Brooker AB (556106-3933)	SoldC	Shares of Sw Kr 100		100
Switzerland				
Burberrys (Suisse) SA (CG660 1821998-3)		Ordinary shares of SF 1,000		77.5
Great Universal Stores (Europe) AG (CH.160.3.000.684-4)		Bearer shares of SF 1,000		100
GUS Geneva SA (was Vedia SA) (299022)		Ordinary shares of SF 1		100
Proforex SA		Ordinary shares of SF 1		100
United States of America				
CD Holdings Inc				100
CDNE MA Inc (43151236)				100
Consumerinfo.com Inc (954465932)				100
Credit Expert LLC (52-2311870)				100
Direct Marketing Technology Inc (36-3134263)		Common Stock		100
Exactis.com Inc				100
Experian Holdings Inc (13-3940459)		Class A & B Common Stock		100
		Preferred stock		100
Experian Asset Management Inc (91-2047201)		Common Stock		100
Experian eMarketing Inc (84-1359618)		Common Stock		100
Experian Fraud Prevention Solutions Inc. (52-2265014)		Common Stock		100
Experian Information Solutions Inc (31-1343192)		Common Stock		100
Experian Investment Holdings Inc (88-0446304)		Common Stock		100
Experian Marketing Solutions Inc (13-3015410)		Common Stock		100
Experian NA Inc (13-3980063)		Class A & B Common Stock		100
Experian Paladian LLC (52-2281106)				80

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
United States of America (continued)			
Experian Services Corporation Inc (33-0796737)	Common Stock		100
Lombard Information Resources Inc (36-4034146)	Common Stock		100
Marketing Information Technologies Inc (13-3693859)	Common Stock		100
Burberry Delaware General Partnership			77.5
Burberry LLC (was Burberry Delaware Business Trust) (52-2085907)			77.5
Burberry Ltd (13-2673527)	Class X and Class Y common stock		77.5
Burberry (Wholesale) Ltd (13-2683734)	Class X and Class Y common stock		77.5
Burberry North America Inc (was GUS North America Inc) (98-0054237)	Common stock of $1000		77.5
GUS Delaware Inc	Common stock		77.5
GUS Holdings Inc	Common stock		77.5
Burberry Realty, Inc (was GUS Realty Inc) (13-3193917)	Common stock of no par value		77.5
Hampstead Holdings Corporation Inc (133812609)	Common stock of $1		77.5
Hampstead Properties Inc (133817952)	Common stock of $1		77.5
The Scotch House Ltd (NY)	Share of no par value		77.5

Paul Cooper
19 September 2003

* = In liquidation

SoldU = Companies sold unconditionally on 27 May 2003 and leaving the Group on that date
SoldC = Companies sold conditionally on 27 May 2003 which subsequently left the Group